Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cumberland Pharmaceuticals Inc.:
We consent to the incorporation by reference in the registration statement No. 333-164376 on Form S-8 of Cumberland Pharmaceuticals Inc. of our report dated March 19, 2010, with respect to the consolidated balance sheets of Cumberland Pharmaceuticals Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, and equity and comprehensive income for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, which report appears in the December 31, 2009 annual report on Form 10-K of Cumberland Pharmaceuticals Inc.
/s/ KPMG LLP

Nashville, Tennessee
March 19, 2010